

SUSTAINABLE FORESTRY INITIATIVE

Good for you.
Good for our forests.™

UBS Global Paper
and Forest Products
Conference

September 2014

www.catchmark.com





FORWARD-LOOKING STATEMENTS

This presentation contains certain forward-looking statements that are subject to risks and uncertainties. These forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. The Company's ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company's actual results and performance could differ materially from those set forth in, or implied by, the forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements, which reflect the Company's views on this date. Furthermore, except as required by law, the Company is under no duty to, and does not intend to, update any of our forward-looking statements after this date, whether as a result of new information, future events or otherwise. This presentation does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

CatchMark™ TIMBER TRUST

RECENT CATCHMARK GAINS – POSITIONED FOR GROWTH

REVENUES[1]

29%

ADJUSTED EBITDA[1]

UP nearly

220%

DIVIDEND[2]

UP

14%

QUALITY TIMBERLAND HOLDINGS[3]

FROM YEAR-TO-DATE CLOSED AND ANNOUNCED ACQUISITIONS

SUSTAINABLE HARVEST VOLUME

UP 42%

OVER 2013

LOWERING LEVERAGE NET DEBT/ ENTERPRISE VALUE

POST ANNOUNCED ACQUISITIONS

1 2Q 2014 compared to 2Q 2013
2 3Q 2014 compared to 2Q 2014
3 Measured by acreage as compared to 12/31/2013

CatchMark™
TIMBER TRUST

ATTENTION TO QUALITY — ASSETS, PRODUCTION, EARNINGS

- **Growth** Maximizing shareholder returns from:
  - Recurring dividends, derived from sustainable harvests in existing timberland holdings,
  - An acquisitions strategy concentrating on the high-demand Southeast "fiber basket" to increase future harvest volumes and cash flow, and
  - Participation in the ongoing U.S. housing recovery as well as feeding into growing log and lumber demand from offshore users
- **Lower Volatility** Exclusively owning and managing ("Pure Play") timberland—unlike most competitors, the company does not engage in higher-risk timber-related manufacturing operations
- **Inflation Protection** Investing in a non-correlated asset class





CatchMark TIMBER TRUST

EXISTING PORTFOLIO

Key Facts

- 320,400 acres of commercial timberlands[1]
  - 290,800 fee acres
  - 29,600 leased acres
- Approximately 12.0 mm tons of merchantable timber[2]
- Well-diversified species and product mix
  - 73% pine / 27% hardwood by acreage[2]
  - 19% sawtimber / 24% chip-n-saw / 57% pulpwood by volume[2]
- Sustainable Forestry Initiative-certified

Counties with Ownership and Leasehold Interests (As of June 30, 2014)


TX
AL
GA
FL

1. As of June 30, 2014
2. As of December 31, 2013 and closed acquisitions as of 6/30/2014

CatchMark TIMBER TRUST

2014 OPERATING HIGHLIGHTS

Improved Earnings Growth Forecast
- Increased targeted 2014 adjusted EBITDA to $16 million to $17 million from $13 million to $14 million based on sustainable harvest volumes and scheduled land sales. Adjusted EBITDA increased almost 220% for second quarter 2014 over second quarter 2013.

Generated Sharply Higher Revenues
- Increased revenues by 29% in second quarter 2014 over second quarter 2013.

Increased Dividend
- Declared a $0.125 per share dividend to stockholders of record on August 29, payable on September 15, 2014, a 14% increase over previously declared $0.11 per share dividends payable during the first/second quarters of 2014.

Boosted Annual Harvest Target
- Increased expected volumes on Legacy Properties to 1.1 million tons of timber, a 20% increase in production volume from approximately 920,000 tons in 2013.

Executed Major Acquisitions
- Completed or entered into pending purchases of $192 million of high quality timberlands, comprising approximately 100,000 acres in Georgia, Texas, and Florida--improving future harvest mix and enhancing company cash flow by adding 440,000 to 480,000 tons of sustainable annual harvest volume.

Advanced Profitable Land Sale
- Purchaser exercised option to buy 3,000 acres for $9 million (transaction scheduled to close in fourth quarter).

Expanded Credit Facilities
- Multi-draw term increased by $65 million to $215 million; revolving credit increased by $10 million to $25 million; total $240 million.

Completed Follow-on Offering
- Raised $160 million for ongoing timberland purchases.

CatchMark™
TIMBER TRUST

STRATEGY: SEEK DURABLE EARNINGS AND LONG-TERM GROWTH

Management focuses on maximizing cash flow, dividends and shareholder value, assembling high quality timberlands, optimizing harvest yields and managing harvest logistics for durable earnings.

Attractive Timberland Acquisitions	• Target well-stocked properties in strong mill markets - looking for best relative value across U.S. timber regions.
Active Forest Management	• Balance biological growth, current harvest cash flows and long-term sustainable harvest yields
Timber Sales Profitability	• Optimize pricing through delivered log and stumpage sales as well as manage logistics to control costs
Opportunistic Land Sales	• Selectively sell parcels to capitalize on favorable HBU valuations
Environmental Stewardship	• Maintain Sustainable Forestry Initiative (SFI) certification to enhance long-term growth

CatchMark™
TIMBER TRUST

Historical Timberland Transaction Volume ($ in millions)



**$35 billion
80% TIMOs**

Source: Forest Economic Advisors

Timberland transaction volume totaled over $35 billion between 2003 and 2008, the majority of which was acquired by TIMOs and will likely be coming back to the market over the next five years.

CatchMark
TIMBER TRUST

ROBUST AND ATTRACTIVE ACQUISITION PIPELINE

CatchMark seeks well-stocked, high quality timberlands with near-term income potential to increase its harvest volumes and cash flow as well as characteristics to sustain long-term growth.

- **Robust Pipeline:** $500 million of identified transaction opportunities, including TIMO-owned properties in expiring funds
- **Current Geographic Focus:** Southern Pine Belt where best relative value exists today
- **Average Deal Size:** 10,000-40,000 acres

Targeted Areas


Targeted states

CatchMark has assembled a deep acquisition pipeline of mid-sized transactions in key U.S. South timber regions.

CatchMark TIMBER TRUST

CatchMark has closed on or agreed to acquire approximately 100,000 acres of high quality timberlands YTD, expanding its holdings by 36%, which will increase sustainable harvest volumes, improve product mix, and enhance long-term earnings.

Waycross/Panola

- $74 million
- Texas and Georgia
- 36,300 acres
- 180,000-200,000 tons of annual harvest inventory
- 1.3 million tons of merchantable timber

Oglethorpe/Satilla River*

- $106 million
- Georgia and Florida
- 55,700 acres
- 230,000-250,000 tons of annual harvest inventory
- 2.5 million tons of merchantable timber

    * Expected to close Q4 2014

Counties with Ownership and Leasehold Interests (Projected Q4 2014)



- Legacy timberland
- YTD acquisitions (closed and announced)
- YTD new acquisitions (closed and announced) in same counties as legacy timberland

CatchMark
TIMBER TRUST

NEW ACQUISITIONS: SIGNIFICANT PORTFOLIO ENHANCEMENTS

CatchMark's YTD acquisitions improve the quality of its timberland portfolio and enhance future earnings capacity.

Acreage



(acres)
+36% Increase
278,100
100,200
376,700
Legacy Portfolio
YTD Acquisitions
Pro Forma Portfolio1

Sustainable Harvest



(tons in millions)
+42% Increase
1.1
0.5
1.6
Legacy Portfolio
YTD Acquisitions
Pro Forma Portfolio

Productivity Comparison[2]



(tons per acre)
3.6
4.6
3.9
3.3
Legacy Portfolio
YTD Acquisitions
Pro Forma Portfolio
10-Year Industry Average 4

% Sawtimber Inventory Comparison[3]



(%)
41%
50%
43%
Legacy Portfolio
YTD Acquisitions
Pro Forma Portfolio

1. Net of lease expirations and land sales
2. Represents estimated annual harvest/growth yield for fee acres
3. Represents percentage of inventory comprised of sawtimber/chip-n-saw products
4. Comparable Southern timberlands based on management estimates

CatchMark TIMBER TRUST

Annual Housing Starts vs. Real Sawtimber Prices



(starts in 000s / US$ per ton)

Sources: Timber Mart-South South-wide Average Sawtimber Prices, U.S. Census Bureau
Note: Prices are adjusted for inflation and converted to 2013 dollars based
        on the Producer Price Index (PPI)

Projected Housing Starts



Projected North America Lumber Consumption



Housing starts drive sawtimber prices: 1.5mm starts = $40+ sawtimber (vs. $26 today).

CatchMark™
TIMBER TRUST

OTHER MACRO FACTORS WILL INTENSIFY THE RECOVERY

	Annual Demand Impact (Housing Start Equivalents)	Annual Demand Impact (Housing Start Equivalents)
Recent Upturn in U.S. Residential Construction	**+820,000**	
Significant Increase in Lumber and Log Exports to China	**+490,000**	
Mountain Pine Beetle Epidemic in British Columbia		**(260,000)**
Major Timber Supply Contractions in Eastern Canada		**(166,000)**
Aggregate Impact on Lumber Supply-Demand Balance (2017)	**Versus 2013 Starts of ~930k**	**+1.74 million**

Source: Forest Economic Advisors

These supply-demand factors equate to +1.74 million housing start equivalents.

CatchMark
TIMBER TRUST



Housing Start Equivalents

(starts in millions)

Source: Forest Economic Advisors

New "super-cycle" peak (+29% vs. 2005) should drive significantly higher sawtimber prices.

CatchMark™
TIMBER TRUST



U.S. South Stumpage

($ per ton)

Legend:
- Pine Sawtimber
- Pine Chip-n-Saw
- Pine Pulpwood
- Trendline Pine Sawtimber
- Trendline Pine Chip-n-Saw
- Trendline Pine Pulpwood

$41
$26
$10

	Current Pricing (3/31/14)	Trendline Pricing	Deviation from Trendline	Required Annual Growth Rate to Reach Trendline	
				5-Year	10-Year
Southern US; Sawtimber	$25.23 / Ton	$41.00 / Ton	(39%)	10%	5%
Southern US; Chip-n-saw	$17.14 / Ton	$26.00 / Ton	(39%)	9%	4%
Southern US; Pulpwood	$10.54 / Ton	$10.00 / Ton	5%	0%	0%

Source: Timber-Mart South
Note: Prices are adjusted for inflation and converted to 2013 dollars based on the Producer Price Index (PPI)

CatchMark TIMBER TRUST

EXPERIENCED MANAGEMENT TEAM

CatchMark's seasoned leadership provides significant industry experience and capability to help realize company objectives and growth plan.



Jerry Barag, President and CEO (30 years of industry experience)

- Managing Director and Founder TimberStar Advisors and TimberStar
- Chief Investment Officer at Lend Lease Real Estate Investments
- Executive Vice President, Equitable Real Estate



John Rasor, Chief Operating Officer (45 years)

- Managing Director and Founder TimberStar Advisors and TimberStar
- Executive Vice President Georgia Pacific, responsible for timber and timberlands, building product businesses, and wood and fiber procurement for wood products, pulp and paper



Brian Davis, Chief Financial Officer (20 years)

- Senior Vice President and Chief Financial Officer of Wells TIMO
- Positions at SunTrust Bank, focusing on capital needs for middle-market and large-cap corporate clients

CEO Barag and COO Rasor have worked together since 2004, completing $1.4 billion in timberland acquisitions and $1.9 billion dispositions through 2013; generated investor returns of 2.0 equity and 1.4X total capital in the first and only timberland securitization (TimberStar)

CatchMark TIMBER TRUST

CatchMark's focus on quality—timberland assets, operational excellence, and sustainable earnings—helps the company grow cash flow, dividends and shareholder value.

Strategy

- Expand holdings of prime, well-stocked timberlands; manage for durable earnings and increase value through sustainable environmental practices; grow cash flow and dividends per share

Performance

- Nearly $200 million of timberland acquisitions completed or announced in 2014
- Harvest volumes on legacy portfolio increased by 20% over 2013
- Earnings guidance for year increased by 20%
- Announced 14% dividend increase for 3rd Quarter

Opportunity

- Invest in a company well-positioned to take advantage of the improving housing market with an experienced and proven management team implementing a clear strategy, buoyed by a strong balance sheet.

CatchMark™
TIMBER TRUST